Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of March 2008
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

                 1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN


                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: March 13, 2008

List of materials

Documents attached hereto:


i) Press release announcing SONY PICTURES ENTERTAINMENT MAKES OFFER
                                 TO ACQUIRE 2WAYTRAFFIC





                  SONY PICTURES ENTERTAINMENT MAKES OFFER
                             TO ACQUIRE 2WAYTRAFFIC


London - 13 March 2008 - Sony Pictures Entertainment (SPE) announced today it is making an offer (the Offer) to acquire all issued shares of the Dutch entertainment company, 2waytraffic.


Based in Hilversum, the Netherlands, 2waytraffic creates, produces, licenses and distributes light entertainment content across television, mobile and digital platforms. 2waytraffic has a strong portfolio of television formats, including You Are What You Eat, Take It Or Leave It, Brainiest and That's The Question as well as one of the most successful game shows in recent history, Who Wants to Be a Millionaire? If consummated, the acquisition will enhance Sony Pictures' global capabilities in the light entertainment market, which includes game shows, reality programming, variety shows, quiz shows and competitions.

"One important key to the growth of Sony Pictures in the years ahead is global expansion," said Michael Lynton, Chairman and CEO of SPE. "With the potential acquisition of 2waytraffic, we would have the opportunity to expand our access to new content and increase our interactive and distribution capabilities around the world. This would complement our successful scripted production and distribution business, and speed up the growth of our light entertainment business."


The Offer from SPE is to acquire 2waytraffic for an initial cash consideration of GBP114.3 million. The transaction is subject to the satisfaction of certain conditions, including acceptance by shareholders holding not less than 95% of the issued shares of 2waytraffic and various regulatory approvals.


Michael Grindon, President of SPE's international television division, Sony Pictures Television International (SPTI), said, "2waytraffic and SPE, working together, would bring an exciting array of new and classic formats to our television clients around the world. Our combined expertise in production, distribution and interactive applications gives us distinct and enhanced opportunities in television markets around the world."


Kees Abrahams, Chief Executive, 2waytraffic, said, "In the relatively short trading history of 2waytraffic we are proud of our growth and accomplishments. The combination of 2waytraffic and Sony Pictures Entertainment would allow us to further accelerate our growth strategy to become a leading producer and distributor of TV formats and interactive content across multiple platforms. We believe the offer provides shareholders with good value today in cash without exposure to the inherent risks of pursuing this growth strategy as an independently listed company."

As one of the leading Hollywood studios, SPE holds a light entertainment catalogue that has been highly successful across television outlets globally. In the United States, for example, the studio's Sony Pictures Television division produces two of the longest-lasting and most successful game shows in television history, Wheel of Fortune and Jeopardy!, as well as the new hit game show Power of 10 for CBS. Outside the United States, SPTI produces and distributes SPE formats such as Power of 10 and Dragons' Den, the highly successful reality competition show.


The Offer to acquire 2waytraffic is one of a number of strategic initiatives that SPE has recently completed and is integral to the company's global production and distribution strategy.


2waytraffic's Board has recommended that 2waytraffic's shareholders accept SPE's Offer. 2waytraffic is listed on the London Stock Exchange's Alternative Investment Market (AIM). Further details of the Offer are available from 2waytraffic's regulatory announcement made today to the London Stock Exchange.


This announcement contains certain statements that are forward looking. These statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Forward looking statements are not guarantees of future performance. Actual results and developments may differ materially from those made in or suggested by these statements and a number of factors could cause such results and developments to differ materially from those expressed or implied by these forward-looking statements.


About Sony Pictures Entertainment
Sony Pictures Entertainment (SPE) is a subsidiary of Sony Corporation of America
(SCA), a subsidiary of Tokyo-based Sony Corporation. SPE's global operations encompass motion picture production and distribution; television production and distribution; digital content creation and distribution; worldwide channel investments; home entertainment acquisition and distribution, operation of studio facilities; development of new entertainment products, services and technologies; and distribution of filmed entertainment in 67 countries. Sony Pictures Entertainment can be found on the World Wide Web at http://www.sonypictures.com.